

April 27, 2012

Via E-mail
Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
405 114th Avenue S.E.
Bellevue, WA 98004

> **Re:** **Radiant Logistics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed April 19, 2012**
> **File No. 333-179868**

Dear Mr. Crain:

    We have reviewed your responses to the comments in our letter dated April 11, 2012 and have the following additional comment.

Selling stockholders, page 32

1. We note that all selling stockholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered by the selling stockholders.

    Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any questions.

                                        Sincerely,

                                        /s/ John Stickel

                                        John Stickel
                                        Attorney-Advisor

cc: via E-mail
        Stephen M. Cohen, Esq.